Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

Cheddar News Interview

Participants:

•	Alicia Nieves, Cheddar News

•	Matt Roberts, Vacasa

Alicia Nieves:

Let's talk about a company called Vacasa, it is the largest full service vacation rental property management company in the US. Today it announced a launch of a new home owner app, it helps users monitor how the company is managing their vacation rental homes. And it comes as consumer confidence in travel is on the rise ahead of the holiday season. Matt Roberts, CEO of Vacasa is here with us. Matt, thank you for joining us and coming back. Vacasa has a unique foothold in the vacation rental space. Can you explain the services that you provide and how the new app will help customers?

Matt Roberts:

Sure. Well, thanks for having us on again, I appreciate it. So first of all, Vacasa, where we fit into the overall vacation rental ecosystem, which is by the way the hottest product in travel right now, which is doing great, is we're very much focused on the supply side. We're adding properties to our platform that people then rent either directly through Vacasa or through our distribution partners, like Vrbo and Booking and Airbnb.

Alicia Nieves:

We know that Vacasa announced plans earlier this year to enter kind of the public market via a SPAC merger, I think by the fall, why hasn't that deal closed yet? What's the plans for that? Is it still on the same timeline?

Matt Roberts:

Yeah, it's still the same timeline. We're very much tied to the process of an SEC review of our documents, and once they come back with comments, we amend our documents and refile it. But still looking really good for the fall.

Alicia Nieves:

We know that you kind of pivot and lean towards technology. I know that the Vacasa agreed SPAC deal with the intention of that triple technology investment and cash proceeds from that deal. What types of technology are you investing in?

Matt Roberts:

Well, really technology's at the heart of every single thing that we do. Really the entire business is enabled because of our technology platform. It runs from everything, including our homeowner app that we just launched, which is really a great way for homeowners to stay in touch with what's going on at their property. And also, it's how we operate the business. So we have our home care hub, think about it it's the way that Uber and DoorDash and Lyft distribute and route their drivers. Well, we do the same thing but it's actually even more complex because we not only think about it as like routing the driver to the restaurant, they then cook the meal and then they also then take it. So we have a lot of complexity associated with our business, and our technology platform enables all of it to happen in a really highly efficient way that brings a lot of value to homeowner and guests and our own team.

Alicia Nieves:

When we last spoke to you in July vacation rentals were in high demand, businesses doing well with Vacasa. The company though recently released a, what is it? Holiday and winter travel trend report. Can you talk about some of the trends there and are we going to see a slow down potentially?

Matt Roberts:

No, not according to the trend report. We see that nearly half of Americans are planning on traveling over the holiday season and holiday travel is very family centered. So 65% of those have young children under or five years old. And that's compared to say 42% in tend to go non-parents. And then as you actually look at 2022, it even gets more encouraging, 63% of people are intending to travel in 2022 and 82 or 83% of them actually going to plan to travel more in 2022 than they did in 2021. So very much a continuation of a very strong travel demand.

Alicia Nieves:

Is that a factor of just pent up demand or do you think it has more to do with this hybrid work model being adopted moving forward and people potentially being able to work from a vacation location versus having to take a certain amount of time off and only go three weeks of vacation a year?

Matt Roberts:

Yeah, I think initially certainly there was a pent up nature to it. Now, I think we're seeing the byproduct of this hybrid work and the new normal relative to the way people are going to be working. More four weekends are available to folks, more flexibility of where they're able to accomplish their jobs. We're seeing more and more people asking for, what's the wifi situation in the homes? So that they can plan around the work when they're traveling. So I think, right now what we're experiencing is more a byproduct of just to shift that's occurred in travel.

Alicia Nieves:

Yeah. It seems like that is going to become our new norm. Thank you so much for coming back here again, Matt Roberts CEO of Vacasa.

Additional Information and Where to Find It

This press release is being made in connection with a proposed business combination involving Vacasa and TPGS. In connection with the proposed transaction, Vacasa, Inc. (“NewCo”) has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement for the shareholders of TPGS, which also constitutes a preliminary prospectus of NewCo. TPGS urges investors, shareholders and other interested persons to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC (including, when available, the definitive proxy statement/prospectus) because these documents will contain important information about TPGS, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPGS as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPGS, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPGS in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPGS’s executive officers and directors in the solicitation by reading TPGS’s initial public offering prospectus, which was filed with the SEC on April 9, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination. Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPGS’s or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPGS and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPGS or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPGS shareholders redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPGS and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPGS and NewCo.

Additional information concerning these and other factors that may impact TPGS’s and Vacasa’s expectations and projections can be found in TPGS’s periodic filings with the SEC, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC by NewCo., and in the definitive proxy statement/prospectus when available. TPGS’s and NewCo’s SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPGS nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPGS with the SEC on August 3, 2021.